SatCon Technology Corporation
27 Drydock Avenue
Boston, MA  02210-2377

June 8, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Mr. Eric Atallah
Staff Accountant

Re:	SatCon Technology Corporation
Form 10-K for the year ended December 31, 2006
File No. 1-11512

Dear Mr. Atallah:

This letter is submitted on behalf of SatCon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007 (the “Form 10-K”), as set forth in a letter dated May 17, 2007 to David E. O’Neil (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for the year ended December 31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies, page 32

Convertible Debt Instruments and Warrant Liabilities, page 35

Comment No. 1

We note your disclosure that you determined the fair value of your convertible notes in consultation with valuation specialists.  Please revise future filings to name any independent valuation specialists.  In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify any independent valuation specialists in the “Experts” section and include its consent in the registration statement.

Response to Comment No. 1

In future filings, the Company will delete the reference to valuation specialists.

Results of Operations, page 37

Comment No. 2

Please tell us and revise your MD&A in future filings to discuss the effects of any significant or unusual events or transactions that materially affected your results of operations.  In this regard we note a significant increase in your deferred revenue balance but do not see a corresponding discussion.  Refer to Item 303 of Regulation S-K and SEC Release 34-48960.  Please also tell us the reasons for the significant increase in deferred revenues as of March 31, 2006.

Response to Comment No. 2

The Company has considered the Staff’s comment and has referred back to Item 303 of Regulation S-K and SEC Release 34-48960.  In preparing the MD&A section of its filings, the Company believes it makes every effort to discuss the effects of any significant or unusual events or transactions that materially affected the Company’s results of operations.

With respect to deferred revenues, the Company notes that deferred revenue increased approximately $3.4 million from approximately $2.4 million at December 31, 2005 to $5.8 million December 31, 2006.  In addition, deferred revenue increased approximately $2.4 million during the three month period ended March 31, 2007 to approximately $8.2 million.

At December 31, 2005 two items within the deferred revenue account totaled approximately $2.0 million or approximately 83% of the approximately $3.4 million balance.  The first item, representing approximately $1.6 million in receipts from a customer, is related to the shipment of one of the Company’s Rotary UPS units during 2005 for which customer acceptance has not occurred.  The second item, representing approximately $0.4 million, represents the prepayment by a customer related to an order that was shipped on December 31, 2005 for which the shipping terms were FOB Destination.  This customer makes progress payments once the purchase order is placed with the Company.  When these payments are received they are classified as deferred revenue until such time as they qualify for recognition.  The remaining items in deferred revenue at December 31, 2005 related to miscellaneous receipts of cash from customers for services to be performed by the Company.

At December 31, 2006 five customers represented approximately $5.5 million, or approximately 95% of the approximately $5.8 million balance.  The first item, representing approximately $2.6 million in receipts from a customer, is related to the Company’s 2005 shipment of a Rotary UPS unit along with another unit shipped to the same customer in 2006.  Due to the fact that the units have not been installed at the customer site and have not passed final customer acceptance, the Company has deferred the recognition of revenue related to these two units.  The next item, for approximately $1.6 million, represents prepayments from one of the Company’s customers for a Next Generation Flywheel Generator Set, upon which work was commenced during the last quarter of 2006 and is expected to be delivered and recognized by early 2008.  The remaining three items, totaling $0.2 million, $0.3 million and $0.8 million, respectively, all relate to prepayments received from customers for orders placed with the Company.

At March 31, 2007 the same five customers represented approximately $7.1 million, or approximately 87% of the approximately $8.2 million balance.  The most significant increase was related to a customer prepayment of approximately $0.8 million during the period ended March 31, 2007.  Of the items in deferred revenue with customer acceptance clauses, the Company cannot predict when this acceptance will occur.   For the items in deferred revenue which represent the prepayment of orders placed with the Company these items are expected to be manufactured and delivered to the applicable customer over a period of approximately three to eight months from placing the order. The Company expects its deferred revenue balance to decrease significantly upon the recognition of the three most significant items within deferred revenue at March 31, 2007.  As of March 31, 2007 these three contracts represent approximately $6.4 million.

The table below, without naming the customer, shows the respective deferred revenue balances of the items discussed above over the period of time in question.

Deferred Revenue Balances
(amounts in millions)
Customer #	December 31, 2005	December 31, 2006	March 31, 2007
1	$1.6	$2.6	$2.6
2	$0.4	$0.3	$0.5
3	—	$1.6	$1.9
4	—	$0.8	$1.8
5	—	$0.2	$0.2
all others	$0.4	$0.3	$1.2
Total	$2.4	$5.8	$8.2

The Company will ensure that, in future filings, information related to deferred revenue and other significant or unusual events or transactions that materially affected the Company’s results of operations will be properly disclosed.

Comment No. 3

In this regard, and with a view towards disclosure with respect to your revenue recognition policies, please be specific about the revenue recognition criteria that resulted in deferring the revenue.

Response to Comment No. 3

The Company recognizes revenue from product sales in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. Title to the product passes upon shipment of the product, as the products are typically shipped FOB shipping point, except for certain foreign shipments. If the product requires installation to be performed by the Company, all revenue related to the product is deferred and recognized upon the completion of the installation. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied. When appropriate the Company provides for a warranty reserve at the time the product revenue is recognized.

Deferred revenue is comprised of payments received from customers in advance of services being performed, product shipped, installation completed or other acceptance clauses within the agreement with the customer that have not been completed.   As the Company’s business grows and order sizes increase there are many instances where the Company requires the customer to make payments according to a predetermined schedule.  One such example would be 33% at placing of order, 33% at delivery of key materials to the Company’s factory and 33% upon shipment of the product to the customer.  Specifically to the question, there is only one item in deferred revenue at March 31, 2007, which is approximately $2.6 million, for which a product has been delivered to the customer and is awaiting final inspection, specific testing and final sign-off by the customer.  This sale relates to an extremely complex piece of equipment that needs to operate within specific criteria established by the customer and agreed to by the Company; therefore all revenue related to this contract has been deferred until all items have been satisfied.  All other amounts in deferred revenue relate to prepayments or billings (invoices for prepayment amounts sent to customers not yet collected) on firm fixed purchase orders.

Consolidated Financial Statements and Supplementary Data, page 51

Note G - Convertible Debt Instrument and Warrant Liabilities, page 73

Accounting for the Convertible Debt Instruments and Warrants, page 77

Comment No. 4

We see your disclosure that you are accounting for your July 19, 2006 convertible note and warrant transaction at fair value in accordance with SFAS 133 and EITF 00-19.  Please tell us and revise future filings to disclose the methodology and significant assumptions you used to value these instruments at issuance and at your latest balance sheet date.  This comment also applies to any other instruments that you are carrying at fair value, including your Series B convertible preferred stock.  We may have further comments after reviewing your response.

Response to Comment No. 4

With respect to the July 19, 2006 convertible notes and warrants, set forth below is a description of the methodology used and significant assumptions that were factors in determining the value of these instruments.  The Company will include the description of the methodology used and the significant assumptions relied upon in valuing this debt instrument in future filings.  A proposed revision to the original Note G disclosure is attached hereto as Exhibit A (proposed revisions are shown in bold underlined text).

Valuation - Methodology and Significant Assumptions

The valuation of derivative instruments utilizes certain estimates and judgments that affect the fair value of the instruments. Fair values for the Company’s derivatives are estimated by utilizing valuation models that consider current and expected stock prices, volatility, dividends, forward yield curves and discount rates.  Such amounts and the recognition of such amounts are subject to significant estimates which may change in the future.

In estimating the fair value of the Notes and Warrants the following methods and significant input assumptions were applied:

Methods

•                  A binomial model was utilized to estimate the fair value of the Notes at their inception (July 19, 2006), December 31, 2006 and March 31, 2007.  A binomial model represents finite possible paths of the underlying instruments price over the life of the instrument and is most practical in valuations involving variable inputs or when the option/conversion feature is both exercisable and exercise prior to maturity is favorable (i.e., an American option).  The binomial model considers the key features of the Notes, and is subject to the significant assumptions discussed below.  First, a discrete simulation of the Company’s stock price was conducted at each monthly step (node) throughout the expected life of the instrument.  Second, an analysis of all future debt repayments was conducted using an appropriate discount rate, while considering the 10% discount in the event repayments are settled with shares rather than with cash, to estimate the fair value of the debt at each monthly date.  The Stated Rate 6-Month LIBOR Condition was estimated by utilizing a 6-month LIBOR forward yield curve based on LIBOR rates and interest rate swaps.  Third, an analysis of the higher of the fair value of debt or conversion/redemption value was conducted relative to each node.  Fourth, an analysis of the higher of a holding position (i.e., fair value of a future node value discounted using an applicable discount rate) or the fair value result of the second step above was conducted relative to each node until a final fair value of the instrument is concluded at initial node, representing the valuation date.  This model requires the following key inputs with respect to the Company and/or instrument:

Input	July 19, 2006	December 31, 2006	March 31, 2007
Quoted Stock Price	$1.68	$1.14	$1.30
Conversion Price	$1.65	$1.65	$1.65
Time to Maturity (in years)	5.00	4.55	4.30
Stock Volatility	90%	90%	84%
Risk-Free Rate	5.02%	4.71%	4.54%
Dividend Rate	0%	0%	0%

•                  A binomial lattice model was utilized to estimate the fair value of Warrant A’s and Warrant B’s at their inception (July 19, 2006), December 31, 2006 and March 31, 2007, as well as the fair value of the Placement Agent Warrants at their inception and December 31, 2006.  The binomial model considers the key features of the Warrants, and is subject to the significant assumptions discussed below.  First, a discrete simulation of the Company’s stock price was conducted at each node and throughout the expected life of the instrument.  Second, an analysis of the higher of a holding position (i.e., fair value of a future node value discounted using an applicable discount rate) or exercise position was conducted relative to each node, which considers the non-exercise period, until a final fair value of the instrument is concluded at the node representing the valuation date.  This model requires the following key inputs with respect to the Company and/or instrument:

Warrant A’s
Input	July 19, 2006	December 31, 2006	March 31, 2007
Quoted Stock Price	$1.68	$1.14	$1.30
Conversion Price	$1.815	$1.815	$1.815
Time to Maturity (in years)	7.01	6.55	6.31
Stock Volatility	93%	91%	88%
Risk-Free Rate	5.02%	4.70%	4.57%
Dividend Rate	0%	0%	0%
Non-Exercise Period	Until 1/19/2007	Until 1/19/2007	N/A

Warrant B’s
Input	July 19, 2006	December 31, 2006	March 31, 2007
Quoted Stock Price	$1.68	$1.14	$1.30
Conversion Price	$1.68	$1.68	$1.68
Time to Maturity (in years)	0.75	0.67	0.42
Stock Volatility	72%	72%	68%
Risk-Free Rate	5.25%	5.06%	5.04%
Dividend Rate	0%	0%	0%
Non-Exercise Period	Until 1/19/2007	Until 1/19/2007	N/A

Placement Agent Warrants
Input	July 19, 2006	December 31, 2006

Quoted Stock Price	$1.68	$1.14
Conversion Price	$1.87	$1.87
Time to Maturity (in years)	5.00	4.55
Stock Volatility	89%	86%
Risk-Free Rate	5.02%	4.71%
Dividend Rate	0%	0%
Non-Exercise Period	Until 1/19/2007	Until 1/19/2007

•          A Black-Scholes option pricing model was utilized to estimate the fair value of Placement Agent Warrants at March 31, 2007. A change in method from the binomial to Black-Scholes was warranted because the warrants’ non-exercise period ended prior to the valuation date and all required inputs were fixed. This model requires the following key inputs with respect to the Company and/or instrument:

Input	March 31, 2007
Quoted Stock Price	$1.30
Conversion Price	$1.870
Time to Maturity (in years)	4.30
Stock Volatility	84%
Risk-Free Rate	4.54%
Dividend Rate	0%
Non-Exercise Period	N/A

Significant Assumptions:

•                  Penalties upon an event of default and liquidated damages are fully reflected in the fair values of the Notes.  These features are typical protective features in similar convertible instruments and accordingly are fully considered in our market based inputs for volatility, interest rates, and appropriate discount rates;

•                  The Notes’ Equity Conditions are assumed to have been met throughout the life of the instrument;

•                  The Company expects to settle the required future principal redemptions and interest payments, under the terms of the Notes, with shares of Common Stock rather than with cash;

•                  Stock volatility was estimated by annualizing the daily volatility of the Company’s stock price during the historical period preceding the respective valuation dates and measured over a period corresponding to the remaining life of the instruments.  Historic stock prices were used to estimate volatility as the Company did not have traded options as of the valuation dates;

•                  The volume weighted average price for the 20 trading days preceding a payment date is reasonably approximated by the average of the simulated stock price at each respective node of the binomial model;

•                  Based on the Company’s historical operations and management expectations for the near future, the Company’s stock was assumed to be a non-dividend-paying stock;

•                  The quoted market price of the Company’s stock was utilized in the valuations because SFAS 133 requires the use of quoted market prices without considerations of blockage discounts. Because the stock is thinly traded, the quoted market price may not reflect the market value of a large block of stock; and

•                  The quoted market price of the Company’s stock as of measurement dates and expected future stock prices were assumed to reflect the effect of dilution upon conversion of the instruments to shares of Common Stock.

With respect to the Series B convertible preferred stock, this instrument is stated at its redemption value (please also refer to our response to the Staff’s comments #6 and #7 below).

Comment No. 5

Consistent with SFAS 129, please tell us and revise future filings to disclose all of the pertinent rights and privileges of the debt, including penalties for liquidating damages.  Please also discuss how you account for these terms.

Response to Comment No. 5

The Company has considered the Staff’s comment and has referred back to SFAS 129.  The Company believes that its original Note G, as presented in its Annual Report on Form 10-K for the year ended December 31, 2006, sufficiently discloses all of the pertinent rights and privileges of the debt including penalties and liquidating damages.  The Company has attached as Exhibit A hereto its original Note G modified for the recommended changes in the Staff’s comments #4 and #5 (proposed revisions are shown in bold underlined text).

Series B Convertible Preferred Stock, page 81

Comment No. 6

We note that you reflect the Series B preferred stock on your balance sheet within long-term liabilities and not within the mezzanine between liabilities and equity (i.e., temporary equity).  Given this and your disclosure on page 83 referring to your accounting for these instruments under EITF 00-27 and not under SFAS 150, it is unclear why these instruments are reflected as a liability.  Please tell us why you are classifying the Series B preferred stock as a long-term liability.  Discuss your consideration of SFAS 150, SFAS 133, and EITF 00-19 to these instruments.

Response to Comment No. 6

With respect to the balance sheet classification of the Company’s Series B Preferred Stock as a long-term liability, an obligation under SFAS 150, the Company considered the following facts currently and when the obligation was entered into:

Balance Sheet Classification:

Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, requires a mandatorily redeemable financial instrument to be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.  However, a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.               A fixed monetary amount known at inception;

b.              Variations in something other than the fair value of the issuer’s equity shares; or

c.               Variations inversely related to changes in the fair vale of the issuer’s equity shares.

Because the preferred shares embody a conditional obligation that the Company may settle by issuing a variable number of its equity shares that is fixed and known at inception, the preferred shares should be classified as a liability.  Because the preferred shares are liabilities, payments to holders as interest cost, and accrued but not-yet-paid payments are part of the liability for the shares.  In addition, the accretion of any discount should be treated as interest costs as well.

Comment No. 7

Please tell us and revise future filings to provide all of the disclosures required by SFAS 129.  For example, your disclosure should discuss the redemption terms of the stock.

Response to Comment No. 7

The Company has considered the disclosure requirements of SFAS 129 as it relates to its Series B Preferred Stock.  In future filings the Company will disclose the following principal terms of the Series B Preferred Stock, as required under SFAS 129:

Dividends on Series B Preferred Stock

The shares of Series B Preferred Stock initially bore a cumulative dividend at a rate of 6% per annum; pursuant to its terms, this was increased to a rate of rate of 8% per annum on October 1, 2005. Dividends on the Series B Preferred Stock are payable semi-annually and, except in certain limited circumstances, may be paid by the Company, at its option, either through the issuance of shares of Common Stock or in cash.  If the Company elects to pay the dividend in shares of Common Stock, the Company will issue a number of shares of Common Stock equal to the quotient of the dividend payment divided by the greater of 80% of the average closing bid and ask price of the Common Stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the date the dividend is required to be paid, and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Preferred Stock to $2.03.

Liquidation Preference on Series B Preferred Stock

In the event of a liquidation of the Company, the holders of shares of the Series B Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of the Common Stock. The amount of this preferential liquidation payment is $5,000 per share of Series B Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares. After payment of the full liquidation preference amount, the holders of the Series B Preferred

Stock will not be entitled to any further participation as such in any distribution of the Company’s assets.

Optional Conversion of Series B Preferred Stock

The Series B Preferred Stock is convertible into Common Stock at any time at the option of the holder. Each outstanding share of Series B Preferred Stock is convertible into a number of shares of Common Stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Preferred Stock to $2.03. The Series B Preferred Stock has anti-dilution protections which adjust the conversion price, in the event of the issuance of shares of Common Stock at a price less than the conversion price then in effect.  If the Company issues equity securities for a per share price less than the conversion price of the Series B Preferred Stock, which was initially $2.50, the conversion price will be adjusted downwards using a weighted average calculation.  As noted above, as a result of subsequent issuances of equity securities, the conversion price has been adjusted to $2.03.

Mandatory Conversion of Series B Preferred Stock

Beginning the first date following the effective date of the registration statement which registers all of the Common Stock issuable upon the conversion of the Series B Preferred Stock, and provided that certain conditions described below are met, each share of Series B Preferred Stock will be automatically converted into a number of shares of Common Stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Preferred Stock to $2.03.  Mandatory conversion may only occur if the average of the closing bid and ask price of the Common Stock on the Nasdaq Stock Market exceeds $5.00 (as adjusted for stock splits, stock dividends, combinations and similar transactions) for 20 consecutive trading days and either the registration statement governing the underlying shares of Common Stock is effective or the shares of Common Stock issuable upon conversion of the Series B Preferred Stock can be sold pursuant to Rule 144(k) of the Securities Act of 1933.  The mandatory conversion date will be extended for so long as the following events have occurred and are continuing:

•                  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series B Preferred Stock) and the shares of Common Stock into which the shares of Series B Preferred Stock are convertible cannot be sold pursuant to Rule 144(k);

•                  the Common Stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq Global Market, the Nasdaq Capirtal Market, the OTC Bulletin Board, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for five consecutive trading days;

•                  the Company provides notice to the holders of Series B Preferred Stock that it will not or cannot comply with a proper conversion notice; or

•                  the Company fails to comply with a proper conversion notice within 10 business days of receipt of that notice.

If, however, on the mandatory conversion date, a holder is prohibited from converting all of its shares of Series B Preferred Stock as a result of the restrictions described below under “Conversion Restrictions,” such shares of Series B Preferred Stock will not be converted, will remain outstanding and will not accrue any dividends.

Conversion Restrictions

Unless the Company seeks and obtains stockholder approval, the number of shares of Common Stock the Company may issue upon the conversion of the shares of Series B Preferred Stock (when aggregated with the number of shares of Common Stock issued as dividends on the Series B Preferred Stock and upon exercise of the warrants issued to the placement agent and its affiliates for the Series B Preferred Stock financing) is limited to 4,947,352 shares (representing 19.999% of the Company’s total outstanding Common Stock as of October 31, 2003 immediately prior to the issuance of the Series B Preferred Stock).  In addition, no holder may convert shares of Series B Preferred Stock if conversion of those shares would result in the holder owning more than 4.99% of the Common Stock then outstanding or would result in the holder beneficially owning more than 9.999% of the Common Stock then outstanding, unless the holder waives this limitation at least 61 days prior to the proposed conversion.

Failure to Convert

If for any reason upon an optional or mandatory conversion the Company cannot issue shares of Common Stock which have been registered for resale pursuant to an effective registration statement, then the Company will be obligated to issue as many shares of Common Stock as its is able to issue.  If the Company does not have enough shares of Common Stock to cover the conversion of all outstanding shares of Series B Preferred Stock, then with respect to the unconverted shares of Series B Preferred Stock (other than unconverted Series B Preferred Stock resulting from the restrictions described above under “Conversion Restrictions”), the holder will have the right to (i) void its conversion notice, (ii) require the Company to redeem the unconverted shares of Series B Preferred Stock at a price per share equal to $6,250 plus liquidated damages and any accrued but unpaid dividends or (iii) require the Company to issue shares of Common Stock that have not been registered pursuant to the Securities Act.  If the holder elects redemption, the Company may pay the redemption price either in cash or in shares of Common Stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the Common Stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Preferred Stock to $2.03.

Redemption of Series B Preferred Stock

The holders of Series B Preferred Stock are entitled to redeem their shares of Series B Preferred Stock immediately prior to the consolidation, merger or business combination of the Company with another entity (other than pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or a consolidation, merger or other business combination in which holders of the Company’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities), the sale or transfer of more than 50% of the Company’s assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding Common Stock.  In such an event, the redemption price per share will equal $6,250 plus any accrued but unpaid dividends and liquidated damages. The Company may pay the redemption price in either cash or shares of Common Stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the Common Stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Preferred Stock to $2.03.

In addition, the holders of Series B Preferred Stock are entitled to redeem their shares of Series B Preferred Stock if the following events occur:

•                  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series B Preferred Stock) and the shares of Common Stock into which the Series B Preferred Stock are convertible cannot be sold pursuant to Rule 144(k);

•                  the Common Stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq National Market, the Nasdaq SmallCap Market, the OTC Bulletin Board, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for five consecutive trading days;

•                  the Company provides notice to the holders of Series B Preferred Stock that it will not or cannot comply with a conversion notice that was properly executed and delivered; or

•                  the Company fails to comply with a proper conversion notice within 10 business days of receipt of that notice (other than as a result of the restrictions described above under “Conversion Restrictions”).

With respect to the events set forth in the first three bullet points above, the redemption price per share will equal $6,000 plus liquidated damages and any accrued but unpaid dividends. With respect to the event described in the fourth bullet point above, the redemption price per share will be the greater of (i) $6,000 plus liquidated damages and any accrued but unpaid dividends and (ii) the product of the number of shares of Common Stock issuable upon the relevant shares of Series B Preferred Stock multiplied by the highest closing price for the Common Stock during the period beginning on the date of first occurrence of the event and ending one day prior to the date of payment of the redemption price.  If the effectiveness of the registration statement lapses, listing is suspended or the holders receive a notice that the Company will not or cannot comply with a conversion notice, the

Company may choose to pay the redemption price in shares of Common Stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the Common Stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Preferred Stock to $2.03.

Commencing October 31, 2006 (and so long as a registration statement covering the resale of the shares of Common Stock underlying the Series B Preferred Stock and related warrants is effective and none of the events listed in the four bullet points above has occurred and is continuing), the Company may redeem all or any portion of the outstanding Series B Preferred Stock upon five days prior written notice at a price per share of $7,500, plus liquidated damages and any accrued but unpaid dividends.  However, if a holder has delivered a conversion notice to the Company within three trading days of receipt of the Company’s redemption notice for all or a portion of the shares of Series B Preferred Stock, such shares of Series B Preferred Shares which the Company has designated for redemption may be converted by the holder.  In addition, if during the period between the date of the Company’s redemption notice and the redemption date a holder becomes entitled to redeem the Series B Preferred Stock as a result of a consolidation, merger or business combination of the Company with another entity, the sale or transfer of more than 50% of the Company’s assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the Common Stock, the right of the holder with respect to the conversion will take precedence over the Company’s redemption notice.  If a holder delivers a conversion notice but is prohibited from converting all of its shares of Series B Preferred Stock as a result of the restrictions described above under “Conversion Restrictions,” such shares of Series B Preferred Stock will not be converted, will remain outstanding and will not accrue any dividends.

Item 9A.  Controls and Procedures, page 107

Comment No. 8

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that [y]our disclosure controls and procedures are effective as of December 31, 2006 to ensure that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response to Comment No. 8

In future filings, the Company will not include the superfluous language after the word “effective.”

*              *              *              *              *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2406.

Sincerely,

/s/ DAVID E. ONEIL
David E. O’Neil
Vice President of Finance

Exhibit A

[Note:  Proposed revisions to Note G are shown as bold underlined text.]

G. CONVERTIBLE DEBT INSTRUMENT AND WARRANT LIABILITIES

Features of the Convertible Notes and Warrants

On July 19, 2006, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”) in connection with the private placement (the “Private Placement”) of:

•                  $12,000,000 aggregate principal amount of senior secured convertible notes (the “Notes”), convertible into shares of the Company’s common stock at a conversion price of $1.65 per share;

•                  Warrant A’s to purchase up to an aggregate of 3,636,368 shares of the Company’s common stock at a price of $1.815 per share for a period beginning six months from the date of such warrants and ending on the seventh anniversary of the date of such warrants; and

•                  Warrant B’s to purchase up to an aggregate of 3,636,368 shares of the Company’s common stock at a price of $1.68 per share for a period of 90 trading days beginning the later of six months from the date of such warrants and the date the Securities and Exchange Commission (the “SEC”) declares effective a shelf registration statement covering the resale of the common stock underlying the securities issued in the Private Placement (the “Registration Statement”); to the extent the Warrant B’s are exercised, the Purchasers will receive additional warrants, as described below.  Because the registration statement was declared effective on September 27, 2006, these warrants were originally exercisable for the 90 trading day period beginning six months from the date of such warrants (i.e. May 30, 2007).  On December 20, 2006 the Warrant B’s were amended to extend the expiration date of the Warrant B’s issued in the Private Placement from May 30, 2007 to August 31, 2007.  In addition, this amendment amended the definition of “Excluded Stock” set forth in the Purchase Agreement to enable the Company to issue up to 1.1 million shares of the Company’s common stock in connection with the early termination of the lease for the Company’s facility located in Worcester, Massachusetts, without such shares being subject to the Purchasers’ right of participation set forth in the Purchase Agreement and certain prohibitions set forth in the Notes and related warrants (as discussed in Note V, we ultimately settled the lease for 850,000 shares).

In connection with the Private Placement, the Company also entered into a Security Agreement, dated July 19, 2006, with the Purchasers, pursuant to which the Company granted the Purchasers a security interest in all of its right, title and interest in, to and under all of the Company’s personal property and other assets, including its ownership interest in the capital stock of its subsidiaries, as security for the prompt payment in full of all amounts due and owing under the Notes. The following is a summary of the material provisions of the Purchase Agreement, the Notes, the Warrant A’s and the Warrant B’s.

Securities Purchase Agreement

As noted above, the Purchase Agreement provided for the issuance and sale to the Purchasers of the Notes, the Warrant A’s and the Warrant B’s for an aggregate purchase price of $12,000,000. Other significant provisions of the Purchase Agreement include, among others:

•                  The requirement that the Company pay off all amounts outstanding under our credit facility with Silicon Valley Bank (See Note I);

•                  For so long as the Notes are outstanding, the obligation that the Company offer to the Purchasers the opportunity to participate in subsequent securities offerings (up to 50% of such offerings), subject to certain exceptions for, among other things, certain underwritten public offerings and strategic alliances;

•                  For so long as the Notes are outstanding, the obligation that the Company not incur any indebtedness that is senior to, or on parity with, the Notes in right of payment, subject to limited exceptions for purchase money indebtedness and capital lease obligations; and

•                  The Company’s obligation to (i) file the Registration Statement with the SEC within 30 days following the closing of the Private Placement (which the Company has satisfied by filing a Registration Statement on Form S-3 on August 16, 2006), (ii) use its best efforts to cause the Registration Statement to be declared effective within 90 days following the closing of the Private Placement, (which the Company has satisfied, as the Registration Statement was declared effective on September 27, 2006) and (iii) use the Company’s best efforts to keep the Registration Statement effective until the earlier of (x) the fifth anniversary of the effective date of the Registration Statement, (y) the date all of the securities covered by the Registration Statement have been publicly sold and (z) the date all of the securities covered by the Registration Statement may be sold without restriction under SEC Rule 144(k). If the Company fails to comply with these or certain other provisions, then the Company will be required to pay liquidated damages of 1% of the aggregate purchase price paid by the Purchasers in the Private Placement for the initial occurrence of such failure and 1.5% of such amount for each subsequent 30 day period the failure continues. The total liquidated damages under this provision are capped at 24% of the aggregate purchase price paid by the Purchasers in the Private Placement.

Senior Secured Convertible Notes

The Notes have an aggregate principal amount of $12 million and are convertible into shares of the Company’s common stock at a conversion price of $1.65, subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges.

The Notes bear interest at the higher of (i) 7.0% per annum or (ii) the six-month LIBOR plus 3.5% (the “Stated Rate 6-Month LIBOR Condition”). Interest is payable quarterly, beginning on October 31, 2006, and may be made in cash or, at the Company’s option if certain equity conditions are satisfied (“Equity Conditions”), in shares of the Company’s common stock. If interest is paid in shares of common stock, the price per share will be at a 10% discount to the volume weighted average price for the 20 trading days preceding the payment date. The Equity Conditions include (1) the Company has sufficient authorized shares for issuance, (2) such shares are registered for resale or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act, (3) the Common Stock is listed or quoted (and is not suspended from trading) on an eligible exchange and such shares are approved for listing upon issuance, (4) the issuance does not violate Section 6(c) of the Note or the rules and regulations of any trading market, (5) there has been no event of bankruptcy by the Company, (6) the Company is not in default with respect to any material obligation under any documents associated with issuance of the Notes and Warrants, and (7) there has been no public announcement of a pending or proposed change of control that has not been consummated.

Seventy-five percent of the original principal amount of the Notes is to be repaid in 18 equal monthly installments ($500,000 per month) beginning on February 28, 2007. Such principal payments may be made in cash or, at the Company’s option if certain equity conditions are satisfied, in shares of our common stock. If principal is paid in shares of common stock, the price per share will be the lesser of (i) the conversion price or (ii) a 10% discount to the volume weighted average price for the 20 trading days preceding the payment date. At any time following the 24 month anniversary of the issuance of the Notes, the holders may elect to require the Company to redeem for cash all or any portion of the outstanding principal on the Notes; provided, however, that on the 60th month anniversary of the issuance of the Notes, the Company will be required to redeem any remaining outstanding principal and unpaid interest. Notwithstanding the foregoing, at any time following the one year anniversary of the effective date of the Registration Statement, the Company may, under certain circumstances, redeem the Notes for cash equal to 120% of the aggregate outstanding principal amount plus any accrued and unpaid interest.

The Notes are convertible at the option of the holders into shares of the Company’s common stock at any time at the conversion price. If at any time following the one year anniversary of the effective date of the Registration Statement, the volume weighted average price per share of common stock for any 20 consecutive trading days exceeds 175% of the conversion price, then, if certain conditions are satisfied, including the Equity Conditions, the Company may require the holders of the Notes to convert all or any part of the outstanding principal into shares of common stock at the conversion price. The Notes contain certain limitations on optional and mandatory conversion, including that, absent stockholder approval of the transaction, the Company may not issue shares of common stock under the Notes in excess of 19.99% of the our outstanding shares on the closing date.

The Notes contain certain covenants and restrictions, including, among others, the following (for so long as any Notes remain outstanding):

•                  The Company must maintain aggregate cash and cash equivalents equal to the greater of (i) $1,000,000 or (ii) $3,000,000 minus 80% of eligible receivables (as defined therein);

•                  If a change of control of the Company occurs, as defined, the holders may elect to require the Company to purchase the Notes for 115% of the outstanding principal amount plus any accrued and unpaid interest; and

•                  The Company may not issue any common stock or common stock equivalents at a price per share less than the conversion price.

Events of default under the Notes include, among others, payment defaults, cross-defaults, breaches of any representation, warranty or covenant that is not cured within the proper time periods, failure to perform certain required activities in a timely manner, our common stock is no longer listed on an eligible market, the effectiveness of the Registration Statement lapses beyond a specified period and certain bankruptcy-type events involving us or any significant subsidiary. Upon an event of default, the holders may elect to require us to repurchase all or any portion of the outstanding principal amount of the Notes for a purchase price equal to the greater of (i) 115% of such outstanding principal amount, plus all accrued but unpaid interest or (ii) 115% of the then value of the underlying common stock.

Warrant A’s

The Warrant A’s entitle the holders thereof to purchase up to an aggregate of 3,636,368 shares of the Company’s common stock at a price of $1.815 per share for a period beginning six months from the date of such warrants and ending on the seventh anniversary of the date of such warrants. The period prior to six months from the date of the warrants is hereinafter referred to as the “non-exercise period.” The exercise price and the number of shares underlying these warrants are subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges.

If a change of control of the Company occurs, the holders may elect to require the Company to purchase the Warrant A’s for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each Warrant A.

For so long as any Warrant A’s remain outstanding, the Company may not issue any common stock or common stock equivalents at a price per share less than the conversion price of the Notes. In the event of a breach of this provision, the holders may elect to require the Company to purchase the Warrant A’s for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each Warrant A.

If following the later of (i) the effective date of the Registration Statement and (ii) the six month anniversary of the issuance date, the volume weighted average price per share of the Company’s common stock for any 20 consecutive trading days exceeds 200% of the exercise price, then, if certain equity conditions are satisfied, the Company may require the holders of the Warrant A’s to exercise up to 50% of the unexercised portions of such warrants. If following the 24 month anniversary of the issuance date, the volume weighted average price per share of our common stock for any 20 consecutive trading days exceeds 300% of the exercise price, then, if certain equity conditions are satisfied, the Company may require the holders of the Warrant A’s to exercise all or any part of the unexercised portions of such warrants.

Warrant B’s

The Warrant B’s entitle the holders thereof to purchase up to an aggregate of 3,636,368 shares of our common stock at a price of $1.68 per share for a period of 90 trading days beginning the later of six months from the date of such warrants and the date the SEC declares effective the Registration Statement.  As noted above, as a result of an amendment, the expiration date of the Warrant B’s is now August 31, 2007. The exercise price and the number of shares underlying these warrants are subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges.

If a change of control of the Company occurs, the holders may elect to require the Company to purchase the Warrant B’s for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each Warrant B.

For so long as any Warrant B’s remain outstanding, the Company may not issue any common stock or common stock equivalents at a price per share less than the conversion price of the Notes. In the event of a breach of this provision, the holders may elect to require the Company to purchase the Warrant B’s for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each Warrant B.

If following the effective date of the Registration Statement, the volume weighted average price per share of the Company’s common stock for any 20 consecutive trading days exceeds 150% of the exercise price, then, if certain equity conditions are satisfied, the Company may require the holders of the Warrant B’s to exercise any unexercised portions of such warrants.

To the extent the Warrant B’s are exercised, the holders thereof will receive additional seven-year warrants to purchase a number of shares of our common stock equal to 50% of the number of shares of common stock purchased upon exercise of the Warrant B’s (the “Additional Warrants”). The Additional Warrants will have an exercise price of $1.815 per share and shall be substantially the same as the Warrant A’s.

Placement Agent Warrants

First Albany Capital (“FAC”) acted as placement agent in connection with the Private Placement. In addition to a cash transaction fee, FAC or its designees were entitled to receive five-year warrants to purchase 218,182 shares of the Company’s common stock at an exercise price of $1.87 per share. These warrants will be callable after the second anniversary of the closing of the Private Placement if the 20-day volume weighted average price per share of the Company’s common stock exceeds 175% of the exercise price. At the direction of FAC, these warrants were issued to First Albany Companies Inc., the parent of FAC.

On December 20, 2006, in connection with the early termination of the lease for the Company’s Worcester facility (see Note T), the Company entered into a First Amendment to Securities Purchase Agreement (the “Amendment”) with certain of the Purchasers who participated in the Company’s Private Placement.

Pursuant to the Amendment:

•                  the definition of “Excluded Stock” set forth in the Purchase Agreement was amended to enable the Company to issue up to 1.1 million shares of the Company’s common stock in connection with the early termination of the lease for the Company’s facility located in Worcester, Massachusetts, without such shares being subject to the Purchasers’ right of participation set forth in the Purchase Agreement and certain prohibitions set forth in the Notes and related warrants; and

•                  the Company agreed to extend the expiration date of the Warrant B’s issued in the Private Placement from May 30, 2007 to August 31, 2007.

Accounting for the Convertible Debt Instrument and Warrants

The Company has determined that the Notes constitute a hybrid instrument that has the characteristics of a debt host contract containing several embedded derivative features that would require bifurcation and separate accounting as a derivative instrument pursuant to the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133).   The Company has identified all of the derivatives associated with the July 19, 2006 financing, and concluded that two of the derivatives cannot be reliably measured nor reliably associated with another derivative that can be reliably measured.  As such, the Company has appropriately valued these derivatives as a single hybrid contract together with the Notes.  The contract will be remeasured at each period at the fair value with the changes in fair value recognized in the statement of operations until the notes are settled.  As permitted under SFAS 155, the Company has elected, as of January 1, 2007, to measure the Notes in their entirety at fair value with changes in fair value recognized as either gain or loss.  The Company has determined that this election will have no impact on the accounting for the Notes.

Upon issuance, the Warrant A’s and Warrant B’s, along with the Placement Agent Warrants did not meet the requirements for equity classification set forth in EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock,” because such warrants (a) must be settled in registered shares, (b) are subject to substantial liquidated damages if the Company s unable to maintain the effectiveness of the resale registration of the shares and (c) there is a cash out election using a Black-Scholes valuation under various circumstances.  Therefore such Warrants are required to be accounted for as freestanding derivative instruments pursuant to the provisions of SFAS 133.  Changes in fair value are recognized as either a gain or loss in the statement of operations under the caption “other expense”.  In addition, the Warrant B’s are being classified as a current liability on the balance sheet as they are outstanding for less than one year.

Upon issuance of the Notes and Warrants the Company allocated the proceeds received to the Notes and the Warrants on a relative fair value basis.  As a result of such allocation, the Company determined the initial carrying value of the Notes to be $9.4 million.  The Notes were immediately marked to fair value, resulting in a derivative liability in the amount of $16.3 million.  As of December 31, 2006, the Notes have been marked to fair value resulting in a derivative liability of $12.7 million.  The net charge to other (income) expense for the year ended December 31, 2006 was $4.2 million.

Upon issuance, the Company allocated $2.7 million of the initial proceeds to the Warrants and immediately marked them to fair value resulting in a derivative liability of $4.9 million and a charge to other expense of $2.2 million.  As of December 31, 2006, the Warrants have been marked to fair value resulting in a derivative liability of $2.9 million.  The charge to other (income) expense for the year ended December 31, 2006 was $0.1 million.  The Company paid approximately $1.1 million in cash transaction costs and incurred another $0.2 million in costs based upon the fair value of the Placement Agent Warrants.  These costs were immediately expensed in the three and nine month periods ended September 30, 2006 as other (income) expense.   The transaction costs were immediately expensed as part of the fair value adjustment.

The debt discount in the amount of $2.6 million (resulting from the allocation of proceeds) is being amortized to interest expense using the effective interest method over the expected term of the Notes.  The Company amortized approximately $0.2 million for the year ended December 31, 2006, which is a component of interest expense.

A Summary of changes in the Notes, Warrants and Placement Agent Warrants is as follows:

	Fair Value of Notes	Fair Value of Warrant Liabilities	Total

Allocation of initial proceeds	$9,351,084	$2,648,916	$12,000,000
Transaction costs	$(1,064,207)	$—	$(1,064,207)
Initial fair value adjustment	$8,002,518	$2,204,950	$10,207,468
July 19, 2006	$16,289,395	$4,853,866	$21,143,261

Amortization of debt discount	$239,874	$—	$239,874
Restructuring charge fair value adjustment	$—	$193,117	$193,117
Fair value adjustment	$(3,788,787)	$(2,126,430)	$(5,915,217)
Balance December 31, 2006	$12,740,482	$2,920,553	$15,661,035

Valuation — Methodology and Significant Assumptions

The valuation of derivative instruments utilizes certain estimates and judgments that affect the fair value of the instruments.  Fair values for our derivatives are estimated by utilizing valuation models that consider current and expected stock prices, volatility, dividends, forward yield curves and discount rates.  Such amounts and the recognition of such amounts are subject to significant estimates which may change in the future.

In estimating the fair value of the Notes and Warrants the following methods and significant input assumptions were applied:

Methods

•                  A binomial model was utilized to estimate the fair value of the Notes at their inception (July 19, 2006), December 31, 2006 and March 31, 2007.  A binomial model represents finite possible paths of the underlying instruments price over the life of the instrument and is most practical in valuations involving variable inputs or when the option/conversion feature is both exercisable and exercise prior to maturity is favorable (i.e., an American option).  The binomial model considers the key features of the Notes, and is subject to the significant assumptions discussed below.  First, a discrete simulation of the Company’s stock price was conducted at each monthly step (node) throughout the expected life of the instrument.  Second, an analysis of all future debt repayments was conducted using an appropriate discount rate, while considering the 10% discount in the event repayments are settled with shares rather than with cash, to estimate the fair value of the debt at each monthly date.  The Stated Rate 6-Month LIBOR Condition was estimated by utilizing a 6-month LIBOR forward yield curve based on LIBOR rates and interest rate swaps.  Third, an analysis of the higher of the fair value of debt or conversion/redemption value was conducted relative to each node.  Fourth, an analysis of the higher of a holding position (i.e., fair value of a future node value discounted using an applicable discount rate) or the fair value result of the second step above was conducted relative to each node until a final fair value of the instrument is concluded at initial node, representing the valuation date.  This model requires the following key inputs with respect to the Company and/or instrument:

Input	July 19, 2006	December 31, 2006	March 31, 2007
Quoted Stock Price	$1.68	$1.14	$1.30
Conversion Price	$1.65	$1.65	$1.65
Time to Maturity (in years)	5.00	4.55	4.30
Stock Volatility	90%	90%	84%
Risk-Free Rate	5.02%	4.71%	4.54%
Dividend Rate	0%	0%	0%

•                  A binomial lattice model was utilized to estimate the fair value of Warrant A’s and Warrant B’s at their inception (July 19, 2006), December 31, 2006 and March 31, 2007, as well as the fair value of the Placement Agent Warrants at their inception and December 31, 2006.  The binomial model considers the key features of the Warrants, and is subject to the significant assumptions discussed below.  First, a discrete simulation of the Company’s stock price was conducted at each node and throughout the expected life of the instrument.  Second, an analysis of the higher of a holding position (i.e., fair value of a future node value discounted using an applicable discount rate) or exercise position was conducted relative to each node, which considers the non-exercise period, until a final fair value of the instrument is concluded at the node representing the valuation date.  This model requires the following key inputs with respect to the Company and/or instrument:

Warrant A’s
Input	July 19, 2006	December 31, 2006	March 31, 2007

Quoted Stock Price	$1.68	$1.14	$1.30
Conversion Price	$1.815	$1.815	$1.815
Time to Maturity (in years)	7.01	6.55	6.31
Stock Volatility	93%	91%	88%
Risk-Free Rate	5.02%	4.70%	4.57%
Dividend Rate	0%	0%	0%
Non-Exercise Period	Until 1/19/2007	Until 1/19/2007	N/A

Warrant B’s
Input	July 19, 2006	December 31, 2006	March 31, 2007

Quoted Stock Price	$1.68	$1.14	$1.30
Conversion Price	$1.68	$1.68	$1.68
Time to Maturity (in years)	0.75	0.67	0.42
Stock Volatility	72%	72%	68%
Risk-Free Rate	5.25%	5.06%	5.04%
Dividend Rate	0%	0%	0%
Non-Exercise Period	Until 1/19/2007	Until 1/19/2007	N/A

Placement Agent Warrants
Input	July 19, 2006	December 31, 2006

Quoted Stock Price	$1.68	$1.14
Conversion Price	$1.87	$1.87
Time to Maturity (in years)	5.00	4.55
Stock Volatility	89%	86%
Risk-Free Rate	5.02%	4.71%
Dividend Rate	0%	0%
Non-Exercise Period	Until 1/19/2007	Until 1/19/2007

•                  A Black-Scholes option pricing model was utilized to estimate the fair value of Placement Agent Warrants at March 31, 2007.   A change in method from the binomial to Black-Scholes was warranted because the warrants’ non-exercise period ended prior to the valuation date and all required inputs were fixed. This model requires the following key inputs with respect to the Company and/or instrument:

Input	March 31, 2007
Quoted Stock Price	$1.30
Conversion Price	$1.870
Time to Maturity (in years)	4.30
Stock Volatility	84%
Risk-Free Rate	4.54%
Dividend Rate	0%
Non-Exercise Period	N/A

Significant Assumptions

•                  Penalties upon an event of default and liquidated damages are fully reflected in the fair values of the Notes. These features are typical protective features in similar convertible instruments and accordingly are fully considered in our market based inputs for volatility, interest rates, and appropriate discount rates;

•                  The Notes’ Equity Conditions are assumed to have been met throughout the life of the instrument;

•                  The Company expects to settle the required future principal redemptions and interest payments, under the terms of the Notes, with shares of Common Stock rather than with cash;

•                  Stock volatility was estimated by annualizing the daily volatility of the Company’s stock price during the historical period preceding the respective valuation dates and measured over a period corresponding to the remaining life of the instruments.  Historic stock prices were used to estimate volatility as the Company did not have traded options as of the valuation dates;

•                  The volume weighted average price for the 20 trading days preceding a payment date is reasonably approximated by the average of the simulated stock price at each respective node of the binomial model;

•                  Based on the Company’s historical operations and management expectations for the near future, the Company’s stock was assumed to be a non-dividend-paying stock;

•                  The quoted market price of the Company’s stock was utilized in the valuations because SFAS 133 requires the use of quoted market prices without considerations of blockage discounts.  Because the stock is thinly traded, the quoted market price may not reflect the market value of a large block of stock; and

•                  The quoted market price of the Company’s stock as of measurement dates and expected future stock prices were assumed to reflect the effect of dilution upon conversion of the instruments to shares of Common Stock.